PBF HOLDING COMPANY LLC

PBF FINANCE CORPORATION

ONE SYLVAN WAY, SECOND FLOOR

PARSIPPANY, NEW JERSEY 07054

February 12, 2013

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	PBF Holding Company LLC
PBF Finance Corporation
Registration Statement on Form S-4
File No. 333-186007

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), PBF Holding Company LLC, PBF Finance Corporation and each of the additional registrant subsidiary guarantors listed in the above-referenced Registration Statement on Form S-4 (together, the “Registrants”), respectfully request that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 P.M. (Eastern Time) on February 14, 2013, or as soon as possible thereafter.

In connection with the above, each of the Registrants acknowledge that:

1.	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Todd E. Lenson of Stroock & Stroock & Lavan LLP at 212-806-5793 to confirm the effectiveness of the Registration Statement.

Securities and Exchange Commission

Sincerely,

PBF HOLDING COMPANY LLC
PBF FINANCE CORPORATION
and the Co-Registrants

By:	/s/ Jeffrey Dill
Name:	Jeffrey Dill
Title:	Officer

cc:	Securities and Exchange Commission
Anne Nguyen Parker
Paul Monsour

Todd Lenson, Esq.